Exhibit(e)(8)

PERFORMANCE SHARES ACCELERATION AGREEMENT

BETWEEN:

•	Alcatel-Lucent, a société anonyme incorporated under the laws of France, with a share capital of EUR 141,210,168.20, which registered office is located 148/152, Route de la Reine – 92100 – Boulogne-Billancourt, France, registered with the Nanterre company registry under number 542.019.096, represented for the purposes hereof by Philippe Camus, duly authorized, (the “Company”)

on the first part,

AND

•	The beneficiary having complied with the Acceptance Process (the “Beneficiary”, and together with the Company and the Administrator, the “Parties”),

on the second part,

RECITALS:

In connection with the Public Exchange Offers, the Company has undertaken to propose an acceleration mechanism that would enable the Beneficiary to monetize his/her Performance Shares for cash during the Public Exchange Offers. The terms and conditions of such acceleration mechanism are set forth in this agreement.

THEREFORE, IT HAS BEEN AGREED AS FOLLOWS:

1.	Acceptance of the Performance Shares Acceleration Agreement

The terms and conditions of this performance shares acceleration agreement (the “Performance Shares Acceleration Agreement”) shall be applicable and binding to the Beneficiary and the Company provided that the Beneficiary complies with the Acceptance Process at any time between the first day and the last day of the Initial Offering Period.

2.	Definitions

The definitions of the terms contained in this Performance Shares Acceleration Agreement are set forth in Appendix 1 to this Performance Shares Acceleration Agreement.

3.	Scope of the Performance Shares Acceleration Agreement

This Performance Shares Acceleration Agreement is applicable to the Performance Shares granted to the Beneficiary pursuant to any of the plans listed in Appendix 2.

4.	Acceleration of the Performance Shares

Subject to the Conditions Precedent and the Condition Subsequent, (i) the Beneficiary hereby waives his/her rights under existing Performance Shares which are within the scope of Article 3 above; and (ii) in consideration for such waiver, the Company shall deliver Company Shares to the Beneficiary, without any presence or performance conditions, (the “Acceleration”) on a date determined by the Company:

i.	between the day of publication of the final results of Public Exchange Offers following the Initial Offering Period (excluded) and the second French trading day preceding the last day of the Subsequent Offering Period (included), provided that the Conditions Precedent are fulfilled and Nokia holds less than 95% of the Company’s share capital or voting rights; or

ii.	between the twentieth (20th) day preceding the Squeeze-Out (included) and the last day preceding the Squeeze-Out (included) provided that the Conditions Precedent are fulfilled and Nokia comes to hold 95% or more of the Company’s share capital and voting rights following the Initial Offering Period.

(the “Acceleration Date”).

In the event that any of the Conditions Precedent would not be fulfilled, this Performance Shares Acceleration Agreement would not become valid, the Beneficiary’s rights under existing Performance Shares will not be waived and the presence and performance conditions and all other conditions applying to the Beneficiary’s Performance Shares prior to the date hereof would remain unchanged.

The number of Company Shares to be delivered to the Beneficiary shall be equal to the difference between (i) the total number of Performance Shares which would be granted to the Beneficiary if all presence and performance conditions were fulfilled, provided however that in respect of conditions relating to periods ending prior to the last day of the Initial Offering Period, the Beneficiary will be entitled to receive Company Shares to the extent such conditions have been fulfilled in accordance with their terms and (ii) in the jurisdictions where applicable, the number of Company Shares to be sold in order to cover the relevant local withholding taxes.

The Beneficiary hereby gives irrevocable and unconditional mandate to the Company to instruct the Administrator to, and the Company hereby undertakes to instruct the Administrator, in his/her name and on his/her behalf:

•	sell his/her Company Shares received pursuant to the waiver of his/her rights under existing Performance Shares at the Sale Price during the Sale Period; and

•	transfer to the Beneficiary the Sale Price resulting from the sale of Company Shares reduced by the trading fees and, in the jurisdictions where applicable, by the relevant local withholding taxes or charges.

The Beneficiary undertakes not to, or not to attempt to, sell his/her Company Shares received pursuant to the waiver of his/her rights under existing Performance Shares otherwise as provided in this Performance Shares Acceleration Agreement.

In the event the Beneficiary would not comply in full with his/her obligations under the Performance Shares Acceleration Agreement, in particular his/her commitments under this Article 4 (the “Condition Subsequent”), the Acceleration would be automatically revoked and any delivery of Company Shares to the Beneficiary would be declared null and void, without any obligation or liability of the other Parties towards the Beneficiary, in accordance with the provision of article 1183 of the French Civil Code. The Condition Subsequent is stipulated in the interest of the Company and therefore may be waived by the Company only.

Subject to applicable local laws and regulations, the amounts received by the Beneficiary under this Performance Shares Acceleration Agreement will not be taken into account for the computation of his/her severance payment, if any.

5.	Successors

Neither Party may transfer or assign the benefit of all or any of its rights or obligations under this Performance Shares Acceleration Agreement, directly or indirectly and in any manner whatsoever, except as a result of the death of the Beneficiary, in which case the Company shall be promptly advised thereof and provided that the Beneficiary’s successor shall be bound by the terms of this Performance Shares Acceleration Agreement, to the extent not expressly prohibited under applicable law.

6.	Term of this Performance Shares Acceleration Agreement

This Performance Shares Acceleration Agreement shall be effective as of the date of its execution by all Parties (and in the case of the Beneficiary as of the date it has completed the Acceptance Process as set out in Article 10) and shall be valid for a period of ten (10) years from that date.

In the event that all of the Company Shares resulting from the Acceleration are sold prior to the date of settlement of the Public Exchange Offers (including pursuant to any Subsequent Offering Period) or, as the case may be, the Squeeze-Out, the reciprocal undertakings of the Parties hereunder with regard to the said transferred Company Shares would expire.

7.	Costs

Except as otherwise provided herein, each Party shall pay all the costs and expenses (including, but not limited to, financial advisory, accounting, legal and other professional or consulting fees and expenses) incurred by that Party or owed by it under applicable law, in connection with this Performance Shares Acceleration Agreement.

8.	Governing law and competent jurisdiction

This Performance Shares Acceleration Agreement is governed by the laws of France, without regard to principles of conflicts of law. All disputes arising out of or in connection with this Performance Shares Acceleration Agreement shall be submitted to the competent courts located within the jurisdiction of the Versailles Court of Appeals.

9.	Power of attorney

The power of attorney granted hereby by the Beneficiary to the Company to give instructions to the Administrator in relation with the Performance Shares Acceleration Agreement aims at ensuring the proper completion of the obligations of the Beneficiary and is irrevocable. This power of attorney is deemed to be a power of attorney entered into in the interests of all the Parties (mandat d’intérêt commun).

The Beneficiary irrevocably and unconditionally grants a power of attorney to the Company to give instruction to the Administrator for the purpose of, in the name and on behalf of the Beneficiary, (i) sending or receiving any notification, signing or receiving any form and carrying out any required formality for the completion of his/her obligations under this Performance Shares Acceleration Agreement and, in general, (ii) making any statement, delivering any certificate, signing any agreement, deed, or other document and (iii) taking, in the name and on behalf of the Beneficiary, any action required for the completion of his/her obligations under this Performance Shares Acceleration Agreement, in compliance with the choices made or deemed made by the Beneficiary upon acceptance of the Performance Shares Acceleration Agreement.

The Beneficiary also undertakes to approve any action taken by the Administrator on the instruction of the Company pursuant to the said powers of attorney in compliance with the choices he/she has made, subject to the above limitations.

10.	Acceptance – Specific Performance

If the Beneficiary wishes to enter into this Performance Shares Acceleration Agreement, he/she shall comply with the acceptance process on the website https://alcatel-lucent.assets.voxaly.com/ by the last day of the Initial Offering Period (the “Acceptance Process”).

Should the Beneficiary not enter into this Performance Shares Acceleration Agreement in the manner and by the date referred to above, the Beneficiary shall be deemed to have finally and irrevocably waived and forfeited his/her right to enter into this Performance Shares Acceleration Agreement.

The Beneficiary is the only person who may decide to enter (or not) into this Performance Shares Acceleration Agreement. In this respect, the Beneficiary is invited to consult his/her own specialized counsel if he/she wishes to obtain further information as to his/her rights and obligations hereunder.

In the event of breach, in addition to all other remedies which the non-breaching Party may have under applicable law, the non-breaching Party shall be entitled to specific performance (exécution forcée) and injunctive or equivalent relief in accordance with applicable law, including article 1221 of the draft order of the French Ministry of Justice (if applicable on the relevant date). In addition, each of the parties agree to waive the benefit of article 1142 of the French Civil Code in the event of breach.

This Agreement is made in electronic form according to the provisions of article 1325 of the French Civil code.

[The rest of the page has been left blank intentionally]

The Company
Represented by: Philippe Camus

[Signature page for the Performance Shares Acceleration Agreement]

Appendix 1

Definitions

The terms and expressions below shall have the following meanings:

“Acceleration”	As defined in Article 4 of the Performance Shares Acceleration Agreement.

“Acceleration Date”	As defined in Article 4 of the Performance Shares Acceleration Agreement.

“Acceptance Process”	As defined in Article 9 of this Performance Shares Acceleration Agreement.

“Administrator”	Société Générale Securities Services.

“AMF General Regulation”	The general regulation of the Autorité des marchés financiers, the French stock exchange regulator, which is available in French and English at www.amf-france.org.

“Beneficiary”	The person having accepted this Performance Shares Acceleration Agreement.

“Company Shares”	Ordinary shares issued by the Company and American depository shares issued by the Company.

“Condition Subsequent”	As defined in Article 4 of this Performance Shares Acceleration Agreement.

“Conditions Precedent”	Means (i) the satisfaction of the presence conditions by the Beneficiary as of the last day of the Initial Offering Period, (ii) the approval by Nokia’s shareholders of the resolutions required to implement the Offer, and (iii) Nokia reaching the Success Threshold following the Initial Offering Period.

“Initial Offering Period”	Refers to the first offering period, as referred to in Article 232-2 of the AMF General Regulation and as determined in a notice published by the Autorité des Marchés Financiers, the result of which will determine whether a Subsequent Offering Period will be opened or not.

“Performance Shares”	Performance shares to be delivered to the Beneficiary pursuant to the Share Plans listed in Appendix 2.

“Performance Shares Acceleration Agreement”	This agreement executed by the Company, the Administrator and the Beneficiary, including its Appendices and excluding any other document which may have been appended hereto.

“Public Exchange Offers”	Public exchange offers in France and in the United States initiated by Nokia on the securities of the Company, as approved by the Autorité des marchés financiers in France and by the Securities and Exchange Commission in the United States.

“Sale Period”	Shall mean the period determined by the Company between the date of publication of the final results of the Initial Offering Period (excluded) to (i) the second French trading day (included) preceding the last day of the Subsequent Offering Period or, if there is no Subsequent Offering Period, (ii) the Squeeze-Out (included).

“Sale Price”	The Sale Price shall be equal to the volume weighted average market sale price of all Company Shares sold by the Administrator during the Sale Period for all the relevant beneficiaries pursuant to (i) the acceleration mechanisms including, for the stock options acceleration mechanism, the Company Shares resulting from the undertaking to exercise the relevant vested stock options, and (ii) the share plan granted in 2015 replacing the 2014 stock options plan.

“Squeeze-Out”	Refers to the squeeze-out procedure (retrait obligatoire) that Nokia would launch on the Company Shares should it come to own 95% or more of the Company’s share capital and voting rights in accordance with articles 237-14 et seq. of the AMF General Regulation.

“Subsequent Offering Period”	Subsequent offering period for the French public exchange offer in accordance with article 232-4 of the AMF General Regulation.

“Success Threshold”	Refers to the (i) ownership by Nokia, on the date of the settlement of the Initial Offering Period of the Public Exchange Offers, of more than 50% of the shares of Alcatel Lucent on a fully diluted basis, in accordance with article 231-9-II of the AMF General Regulation or (ii) satisfaction, at Nokia’s sole discretion on the date of publication of the final results of the Initial Offering Period of the Public Exchange Offers, that such ownership condition will be met, or (iii) the express decision by Nokia’s board of directors, on or prior to the date of publication of the final results of the Initial Offering Period of the Public Exchange Offers, to waive such voluntary minimum threshold and to establish the success threshold as described in article 231-9-I of the AMF General Regulation, pursuant to which any public offer at the close of which the offeror does not hold a number of shares representing a fraction of more than 50% of the share capital or voting rights, shall be null and void.

Appendix 2

The following plans are in the scope of this

Performance Shares Acceleration Agreement

Plan n°	Plan date	End of acquisition period
A0914RUROW A0914RUNHA A0914RPROW A0914RPNHA	Performance shares plan dated September 15, 2014	September 15, 2018

A0713RUROW A0713RUNHA Only for non-French beneficiaries.	Performance shares plan dated July 12, 2013	July 12, 2017

A0312RUROW A0312RUNHA Only for non-French beneficiaries.	Performance shares plan dated March 14, 2012	March 14, 2016